SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: October 15, 2012

DUOYUAN GLOBAL WATER INC.

(Translation of Registrant’s name into English)

No. 3 Jinyuan Road

Daxing Industrial Development Zone

Beijing 102600

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

APPOINTMENT OF NEW DIRECTOR

Effective September 26, 2012, the Board of Directors of Duoyuan Global Water Inc. (“DGW”) appointed Mr. Lianjun CAI as a director. The Board of Directors has determined that Mr. CAI is “independent”. Mr. CAI will serve as the Chairman of the Audit Committee and as the Chairman of the Special Investigation Committee. Mr. CAI replaces Mr. David Shing Yim CHAU, who resigned from those positions on May 4, 2012. The Board has designated Mr. CAI as the “audit committee financial expert”.

BIOGRAPHICAL INFORMATION OF NEW DIRECTOR

Certain biographical and related information regarding Mr. Lianjun CAI is as follows:

Lianjun CAI. Mr. CAI has been an independent director of Duoyuan Printing, Inc. since April 2007, which is also a reporting company under the Securities Exchange Act of 1934, as amended. From July 1975 to March 1979, Mr. CAI was the accountant of Hongxing (Red Star) Crop Management Agency. From April 1979 to May 1988, he was assigned to the Food Bureau of Daxing District as Chief Accountant to supervise the accounting matters of over 130 separate units in this Bureau. During that period Mr. CAI qualified as Accountant through professional examination. From May 1988 to May 1992, he was the Deputy Financial Director of the Food Bureau of Daxing District. From June 1992 to November 2001, he was assigned to the Beijing Daxing Industrial Development Zone, which is a local government agency that manages land use and development of land located in the Daxing Industrial Development Zone. He served as General Manager of the Beijing Daxing Industrial Development Zone from 1992 to 2001. During this period, Mr. CAI was qualified as Senior Economist and Senior Accountant through several professional examinations conducted by the Beijing Ministry of Finance. From 2001 to 2004, Mr. CAI served as director of the Industrial Committee of Beijing Daxing Industrial Development Zone in Beijing. He retired from that position in 2004. Mr. CAI received a bachelor’s degree in economy management from Beijing Communist Party Committee School, China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUOYUAN GLOBAL WATER INC.

By:	/s/ Wenhau GUO
Wenhua Guo
Name: Wenhua Guo
Title: Chairman and Chief Executive Officer

Date: October 15, 2012

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